December 30, 2021

VIA EDGAR

Susan Block
Dietrich King
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Lighthouse Life Capital, LLC
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed December 30, 2021
File No. 024-11380
CIK No. 0001824921

Dear Ms. Block and Mr. King:

This letter is submitted on behalf of Lighthouse Life Capital, LLC, a Delaware limited liability company (the “Issuer”), in connection with the Issuer’s Post-Qualification Amendment (File No. 024-11380) filed on December 30, 2021 (the “Initial PQA”) with the Securities and Exchange Commission (the “Commission”) to the Issuer’s Offering Statement on Form 1-A filed with the Commission on December 4, 2020 (the “Offering Statement”) and qualified by the Commission on December 30, 2020 (the “Initial Qualification Date”). Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

The Issuer has filed the Initial PQA in order to comply with the requirements of Rule 252(f)(2)(ii) of Regulation A. The Issuer has determined that it is required to file certain combined financial statements of the Issuer’s predecessor (the combined operations of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC), comprised of the combined statements of operations, member’s equity (deficit) and cash flows for the period from October 1, 2019 to July 8, 2020 (the “Predecessor Stub Financials”); however, such Predecessor Stub Financials will not be complete prior to the date prescribed in Rule 252(f)(2)(ii). The Issuer commenced operations on July 9, 2020. The Issuer’s consolidated financial statements for the periods from July 9, 2020 to September 30, 2020, including a balance sheet as of September 30, 2020, and from October 1, 2020 to September 30, 2021, including a balance sheet as of September 30, 2021, are included in the Initial PQA. The Issuer is preparing the Predecessor Stub Financials and will file them as soon as possible pursuant to a subsequent Post-Qualification Amendment to the Offering Statement, as noted on page 60 of the Initial PQA.

 Based on our conversations with the Commission staff, the Company elected to file its Initial PQA prior to filing the Predecessor Stub Financials in order to timely file the Initial PQA in accordance with the requirements of Rule 252(f)(2)(i) of Regulation A. The Issuer respectfully submits that it will not request qualification of the Initial PQA, or any other Post-Qualification Amendment to the Offering Statement until the Issuer has filed the Predecessor Stub Financials. The Issuer respectfully submits that the Issuer will suspend all offers and sales of the Company’s subject securities until the qualification of a Post-Qualification Amendment including the Predecessor Stub Financials.

Please feel free to contact me at the above number for any questions related to this letter.

Very truly yours,

/s/ T. Rhys James
T. Rhys James

cc:
Michael Freedman (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

  1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com